May 9, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Katelyn Donovan

Re:	Prime Meridian Holding Company Registration Statement on Form S-1, as amended File No. 333-216974

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 promulgated under the Securities Act of 1933, as amended, FIG Partners, LLC and Hovde Group, LLC, as placement agents for Prime Meridian Holding Company (the “Registrant”), hereby join the Registrant in requesting the effectiveness of the Registrant’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Thursday, May 11, 2017, at 2:00 p.m. Eastern Time, or as soon as possible thereafter.

Please contact David Park, counsel to the placement agents, at 404-881-7411 with any questions you may have concerning this request. In addition, please contact Mr. Park when this request for acceleration has been granted

Very truly yours,

FIG PARTNERS, LLC

/s/ Matthew F.X. Veneri
Matthew F.X. Veneri Managing Principal, Co-Head of Investment Banking

HOVDE GROUP, LLC

/s/ James D. Nuber
James D. Nuber Managing Director

cc:	David Park, Alston & Bird LLP Prime Meridian Holding Company